
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

May 11, 2006

Mr. Michael McDonald
Chief Financial Officer
Talisman Energy Inc.
Suite 3400, 888 – 3rd Street S.W.
Calgary, Alberta, Canada T2P 5C5

> **Re: Talisman Energy Inc.**
> **Form 40-F for Fiscal Year Ended December 31, 2005**
> **Filed March 13, 2006**
> **File No. 001-06665**

Dear Mr. McDonald:

We have reviewed your filing and have the following comments. We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosures in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 40-F for the Fiscal Year Ended December 31, 2005

General

1.   We note from public media reports and from the website of your subsidiary, Bow
        Valley Energy Ltd., that Bow Valley Energy Ltd. is part of an international
        consortium that has ongoing operations in the Balal oil field of Iran. Iran is
        identified as a state sponsor of terrorism by the U.S. Department of State, and is
        subject to economic sanctions and controls administered by the U.S. Department
        of Treasury's Office of Foreign Assets Control and the U.S. Department of
        Commerce's Bureau of Industry and Security. Your Form 40-F contains no
        information regarding your subsidiary's operations in, or other contacts with,
        Iran. Please describe for us your historical, current, and anticipated contacts with
        Iran, whether through subsidiaries or other affiliates, joint ventures, or other
        direct or indirect arrangements. Your response should include, but not be limited
        to, discussion of:

        •   the nature and extent of your operations in, and other contacts with, Iran,
             including contacts with entities owned or controlled by the government of
             Iran

        •   the technologies, equipment, goods and services distributed, sold or otherwise
             provided by you in or to Iran; and

        •   the material terms of any agreements covering operations in Iran, and the
             termination dates, if any, of those agreements.

2.   Please discuss the materiality of the operations or other contacts described in
        response to the foregoing comment, and whether those operations or contacts
        constitute a material investment risk for your security holders. You should
        address materiality in quantitative terms, including the dollar amounts of any
        revenues, assets, and liabilities associated with Iran. Please also address
        materiality in terms of qualitative factors that a reasonable investor would deem
        important in making an investment decision, including the potential impact of
        corporate activities upon a company's reputation and share value. In this regard,
        we note, that Arizona and Louisiana have adopted legislation requiring their state
        retirement systems to prepare reports regarding state pension fund assets invested
        in, and/or permitting divestment of state pension fund assets from, companies that
        conduct business with countries identified as state sponsors of terrorism. We note
        also that Pennsylvania has adopted a resolution directing that state's Legislative
        Budget and Finance Committee to report annually to the Pennsylvania General
        Assembly regarding state funds invested in companies that have ties to terrorist-
        sponsoring countries. Your materiality analysis should address the potential

impact of the investor sentiment evidenced by these actions directed toward companies operating in Iran.

Exhibit 99.6 Management's Discussion and Analysis

Corporate Results Review, page 4

Operating Expenses and Unit Operating Costs, page 6

3.   Please expand the footnote to your tabular presentation to disclose, for each period presented, the amount of North Sea pipeline costs that you reclassified to operating expenses, where such costs were previously classified, and why you changed their classification.

Derivative Financial Instruments and Commodity Sales Contracts, page 12

4.   We note your disclosure of revaluation of your Eurobond. Please expand your disclosure to clarify whether your revaluation contains both foreign currency exchange gains/losses and mark to market changes in the fair value of your debt.

Exhibit 99.7 Consolidated Financial Statements and Notes

Note 1 – Significant Accounting Policies, page 30

m) Revenue Recognition, page 32

5.   We note you disclosed on page 4 of your Exhibit 99.6 Management's Discussion and Analysis that you changed your accounting method for unlifted oil volumes, which you now record as inventory, as a result of their increased value. Please add disclosure in this Note section to discuss your accounting change, how you previously accounted for your unlifted oil, why you consider the new accounting method preferable, and how the effects of this accounting method change are presented in your financial statements. Tell us the Canadian accounting literature that you believe support your previous and new accounting methods.

Additionally, expand your disclosure to discuss when underliftings and overliftings are reversed from inventory and deferred revenue, respectively, and how they are accounted for at that point.

Note 21 – Information Regarding United States GAAP Differences, page 50

6.   Please disclose the U.S. GAAP accounting policy for your oil and gas balancing arrangements, and clarify how you applied the guidance of EITF 90-22. Under U.S. GAAP, oil that has not been produced (i.e. unlifted) may not be recognized in the financial statements as inventory or revenue. Provide reconciling items to quantify the differences between your policy and that which is required under U.S. GAAP.

Engineering Comments

Exhibit 99.5 Annual Information Form

Note Regarding Reserves Data and Other Oil and Gas Information, page 2

7.   We note your disclosure that you have obtained an exemption from reporting under Canada's NI-51-101 law and instead report under U.S. securities laws. However, you have also disclosed unproved reserves and gross reserves before royalties and net profits interest. The U.S. securities regulations do not allow you to disclose unproved reserves. See Instruction 5 to Item 102 of Regulation S-K. In addition, you may only disclose reserves that are net to your interest. Please revise your document to remove all references to unproved reserves and gross reserves before royalties and net profits interests.

Reserve Estimates, page 30

8.   We note the large discovery of natural gas reported in 2004 in Southeast Asia and Australia. Please provide us with more detailed information about this discovery and tell us where you are selling this gas and the price you are receiving for it. Tell us the reserve volumes you have under sales contracts and the length of time the contract runs.

Standardized Measure of Discounted Future Net Cash Flows, page 34

9.   We note that your price of oil in North America is lower than in other regions. Disclose the reasons for this.

Risk Factors, page 53

10.   Please revise your document under the risk factor "Dependence on Other Operators" to quantify the amount of reserves and production that are operated by others.   Remove the risk factor entirely if others operate an immaterial amount of reserves or production.

Closing Comments

        As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosures in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosures, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosures in the filing;

·   staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

        You may contact Lily Dang at (202) 551-3867 or Don Delaney at (202) 551-3863 if you have questions regarding comments on the financial statements and related matters. You may contact James Murphy, Petroleum Engineer at (202) 551-3703 with questions about engineering comments. Please contact me at (202) 551-3740 with any other questions.

Sincerely,

H. Roger Schwall
Assistant Director